

2009 ANNUAL REPORT



# SERVICES FOR THE NEW GREEN ECONOMY



ecology and environment, inc.
International Specialists in the Environment

Front Cover: Sunrise on E & E headquarters solar panels. We see the "New Green Economy" just beginning.

Below: Working together with the NYS Office of Parks, Recreation and Historic Preservation and their rock scaling contractor, Company ecologists monitor the implementation of E & E's In-field Mitigation Protocol for the protection of threatened and endangered species and sensitive habitats during rock scaling activities on New York's side of the Niagara River Gorge.



# Working Together, Finding Solutions℠

Ecology and Environment, Inc., ("E & E" or "the Company") is a broadly based environmental consulting firm whose underlying mission is to provide professional services so that global sustainable economic and human development may proceed in harmony with our environment. The Company offers a broad range of consulting services including strategic permitting, engineering, and environmental support for wind, solar, geothermal, pipeline, electric transmission, offshore energy, power generation, gasification, and other energy development projects.

We also offer environmental restoration and water resources planning; environmental, social and health impact assessment; sustainability planning and reporting; climate change solutions including greenhouse gas (GHG) emissions inventory and verification, energy efficiency tracking and audits, green building design, and alternative transportation programs (GreenRide®); advanced information technology, geographic information systems (GIS), and data management; regulatory compliance support; pollution control engineering; and emergency planning and management.

To provide these services, E & E employs specialists in over 85 separate disciplines in the physical, biological, social and health sciences, plus all branches of engineering. We have completed over 45,000 environmental projects in 84 countries and have worked for a wide variety of clients in nearly every ecosystem in the world.



## Financial Highlights

| | Fiscal year ending July 31 | | |
|---|---|---|---|
| | 2009 | 2008 | Change |
| Revenues ('000s) | $146,887 | $110,533 | 33% |
| Revenue less subcontract costs | 108,862 | 94,699 | 15% |
| Net income from continuing operations ('000s) | 5,235 | 1,834 | 185% |
| Net income per common share from continuing operations (diluted) | 1.28 | 0.43 | 198% |



E & E ecologists identified a number of locations along the Niagara River Gorge where the New York State endangered elk sedge in seep habitats occurs. The species and the habitat were targets for protection and impact avoidance/minimization.

Working Together, Finding Solutions℠ is an E & E service mark.

GreenRide® and GreenMeter® are registered E & E service marks.

*E & E has printed on 100% recycled paper since 1971. The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured with wind-generated energy, printed with soy-based inks, and certified by FSC, Green Seal, and SmartWood.*

# To Our Shareholders

In last year's annual report, issued just three months after I was appointed as E & E's President and Chief Executive Officer, we observed that despite the growing financial turmoil and worsening global economy, the Company's balance sheet and business remained strong. We also inferred that, being close to debt-free, we should be able to avoid many of the difficulties being faced by other publicly held companies. Not only was this observation confirmed by the enclosed performance statistics for the fiscal year ending July 31, 2009, perhaps even more importantly for our shareholders, it also was reflected in EEI's rising share price. This was achieved in difficult markets.

In another sign of long-term financial stability, E & E's Board of Directors increased the semiannual dividend by five percent to 20 cents per share on April 24, 2009, and then again to 21 cents on October 20, 2009. These were our 14th and 15th dividend increases since going public in 1987.



Annual Dividends
Dividend Per Share
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1985
1990
1995
2000
2005
2010
Year


## Management Transition Accomplished Smoothly

I'm pleased to report that the results of the top management changes announced last year appear to be very positive. Thanks to vigorous support from E & E's Board of Directors, as well as my fellow corporate and subsidiary executives, plus all of the professional and technical staffs they supervise, our organization is running smoothly.

## E & E is Enhancing the Growth of the New Green Economy

The period coinciding with E & E's fiscal year 2009 evidenced a serious decline in the U.S. economy. Despite economic conditions, public concern for the environment has risen and remains strong worldwide. A new term has recently been popularized: "the New Green Economy" — best characterized as a switch to long-term environmental sustainability operating in concert with economic growth and prosperity. This is the long-term vision for our country and the world. Promoting the New Green Economy is also the vision that our Company was founded upon almost 40 years ago. We believe that this growing popular outlook will result in increased opportunities for E & E to provide its professional and technical services around the globe.

## E & E Featured as "Green Pioneer" by Fortune Small Business Magazine

E & E is part of an "elite group of small public companies: the best of the best, measured by revenue growth and stock performance over the past three years" according to *Fortune Small Business*, July/August 2009. E & E ranked number 50 on Fortune's list of America's one hundred hottest small cap companies.

Lately, the Company has been receiving increased attention from financial analysts. For example, Jordan Kimmel, market strategist for National Securities Corporation, ranked E & E as the third-best publicly traded company to invest in out of over 12,000 publicly traded stocks, based on a proprietary financial model of 23 key business factors.



FORTUNE
SMALL BUSINESS
THE FSB
100
America's one hundred hottest small-cap companies
Small and Global
A Bangalore startup brings e-governance to rural India
Hippies at War
Can an anticorporate Website survive commercial success?


Fortune Small Business is a registered trademark of FORTUNE Small Business Magazine, a division of Time Inc.



Photo of President and CEO Kevin Neumaier as it appeared in a *Fortune Small Business* magazine article highlighting E & E.

Kevin Cooley/Redux

We work on thousands of projects during a single year. The following sections highlight just a few of them:

## Energy

Reflecting our longstanding philosophy of promoting environmental sustainability, the Company's marketing strategy is to continue to seek business opportunities that support traditional means of energy production in the least ecologically damaging way, while assisting in the development of alternative energy sources that result in lower environmental impacts. The strong reputation we have built up over four decades proves that we are able to provide valuable professional and technical services both to regulators and the regulated, without prejudice.

## Wind

E & E has been increasingly successful in penetrating the growing domestic wind energy market. In 2009, we significantly expanded our capabilities and expertise with respect to avian and bat services; we now employ more than 25 qualified experts specializing in this field. For instance, within a shortened time frame the Company prepared a Habitat Conservation Plan for submission to the U.S. Fish and Wildlife Service to obtain an Incidental Take Permit for the Indiana bat at a 150-MW wind project site in Missouri. A developer in Ohio engaged us to negotiate the complex series of avian and bat field studies for the new wind farm permitting regime in that state for a proposed 150-MW project. In January, we were awarded a contract to provide up to seven environmental studies in Montana for a client whose proposed 22,000-acre (8,903 ha) facility will have 132 wind turbine generators with a capacity of 369 MW.

Recently, the Company opened a new office in Providence, RI, to best position ourselves within the burgeoning offshore wind energy market. As part of the Company's master services agreement (MSA) with a Rhode Island client, we provided permitting support for the Block Island Offshore Wind Energy Project. Under the same MSA, E & E is conducting a site assessment at Quonset Point, a former Navy base, where the client proposes to build a manufacturing facility for turbine platforms. Several other offshore developers are currently seeking our services and support in other areas of the Northeast Atlantic as well as the Great Lakes region. During 2009, E & E also consulted with federal and state agencies and developed a regulatory strategy and study plan for addressing potential permitting and environmental impact concerns as part of a Gulf Coast wave energy and desalination project.

An E & E biologist locates a Ferruginous Hawk nest on a rock outcropping during our baseline survey for the Campbell Hill Wind Production Facility in Wyoming.





Company specialists (right) compare notes with a Bureau of Land Management official and a client representative during our field scoping for the Next Light Solar Energy development project in California.

## Solar

In July 2009, E & E was selected by the Bureau of Land Management (BLM) to prepare a third-party environmental impact statement (EIS) for the first solar project in Nevada. The 400-MW Silver State project will encompass over 7,000 acres and, when completed, will be one of the largest solar photovoltaic (PV) projects in the world. The project is being fast-tracked by BLM in order to help meet the Secretary of the Interior's policy to accelerate the production of zero carbon energy projects on public lands.

E & E was contracted to prepare a third-party draft and final EIS for the 29-MW Lucerne Valley PV Solar Project on 516 acres of BLM Land in California's San Bernardino County. The project includes an amendment to the California Desert Conservation Area Plan for which we will address several important desert resources that the project could impact. The Company is also conducting a cultural resources inventory, assessing biological resources and developing a land use constraints map for a client's Southern California PV project that is expected to be scaled up to 500 MW over 10 years.



Our project team surveys towers along the route of Eldorado-Ivanpah Transmission Project that will expand capacity to handle power from new wind and solar energy farms in California and Nevada.

## Electric Transmission

E & E has significantly expanded work on electric transmission or reconductoring elements associated with the many renewable energy projects we are working on. Recently, the Company assisted the California Public Utilities Commission in developing a streamlined process for the environmental review of transmission projects. We also provided permitting and environmental services for several Southern California Edison projects.

The Company provided environmental and regulatory assistance and completed visual simulations for the proposed Baja Transmission Line, planned to interconnect up to 1,250 MW of energy from wind generation facilities in Mexico with the Imperial Valley-Miguel segment of the Southwest Power Link transmission line in California. Our Brazilian subsidiary, Ecology and Environment do Brasil, is currently providing environmental licensing support and socioeconomic studies for two proposed high-profile 600-kV electric transmission projects along the Madeira River crossing 84 municipalities in five states in Brazil.

## Pipelines

The Company has continued work on the Ruby Pipeline, a 675-mile (1,086-km), large-diameter natural gas pipeline from Wyoming to Oregon. We also prepared a third-party EIS/EIR for the 223-mile (359-km) CalNev petroleum product pipeline and continue to support the Kern River Expansion Pipeline project by implementing a long-term, multi-year restoration monitoring program of the entire system to comply with federal regulations.

Walsh-Peru (an E & E subsidiary), through its cultural resources consultant, is conducting a large-scale archeological investigation along the Camisea Gas Pipeline in Peru. The 700+km-long pipeline traverses diverse environmental zones including coastal regions, mountains, and interior jungles. The archeological project involves about 60 field and laboratory archeologists, 250 workers, two surveyors, and other staff.



Above: Archeological investigation along the Camisea Gas Pipeline in Peru.

Right: Pre-Colombian ceramic vessel with geometric designs.


KULA GAS PROCESSING PL
Chevron
TOTAL

On site at Angola's Block 0 Takula Complex offshore facility are: (from left to right) an E & E engineer, the client's health, environmental and safety supervisors, and E & E's contract manager.

## Oil and Gas

Since May 2009, the Company has been working in Angola in a joint effort with E & E do Brasil and HSE-AP, a local Angolan partner. We are preparing the environmental impact assessment (EIA) reports required by new Angolan legislation for obtaining the Environmental Operation Licenses for several of the client's facilities. We also performed environmental sampling of Angola's Block 16 for an existing Brazilian client. In addition, our multinational project team just completed environmental audits of blocks 0 and 14 for a major international oil and gas company. The project involved 217 oil and gas platforms, two floating production, storage and offloading ships, five subsea pipeline systems, plus on-shore processing, storage and support facilities.

## Nuclear

E & E is updating a client's water quality and ecological monitoring plan for an existing nuclear power plant that will increase its capacity by 15 percent. Our work, which involves new techniques such as borehole imagery for studying groundwater, will bring all regulatory agencies into alignment with regard to proposed water quality and ecological monitoring.

We continued to develop the EIS for the decommissioning of a 600-acre (243 ha) pyrochlore processing facility in Newfield, NJ, under contract with the U.S. Nuclear Regulatory Commission (NRC). We are also preparing portions of the EIS for a new nuclear power plant at the Detroit Edison Energy Fermi site in Michigan as an NRC subcontractor to Energy Research Inc.

# E & E Helps Corporations and Communities Become Greener

E & E's distinctive GreenRide® carpool management systems continue to attract attention in the marketplace. We now have 55 systems installed in 22 states, making our technology available to over 39 million U.S. residents. Additional systems are installed overseas. We recently restructured our product into a Small City Edition for metropolitan areas with fewer than 250,000 people. Some recent installations include governments in South Carolina and agencies in Binghamton and Glens Falls, NY. We established our Metropolitan Edition for the North Central Texas (Dallas-Fort Worth) and Oklahoma City councils of governments and installed Campus Editions of the system at Purdue and Yeshiva universities. We also introduced the GreenRide® Employer Edition at a manufacturing concern in Grand Rapids, MI.



One of E & E's GreenRide® specialists checks out our newly-created Flex-T system installed in a vehicle operated by the Seneca-Cayuga ARC. We developed the program that provides web-based scheduling, routing, reporting and driver interfaces for paratransit systems serving those with disabilities, the elderly and other groups with special transportation needs in partnership with the New York State Energy Research and Development Authority (NYSERDA).

Climate change experts have been debating the crucial need for carbon footprint reduction for more than 25 years. They recently recommended an 83-percent reduction in global GHG emissions by 2050. Based on E & E's experience, this goal is not only achievable, but, if done correctly, will also foster economic gains. Some fear that GHG reduction initiatives will cripple the world economy. E & E's experience since 2000 demonstrates that there is a path for organizations to meet global GHG targets that also offers them a great return on their investments. We're glad to be able to lead by example.

## E & E Achieves an 80-Percent Carbon Reduction at a Net Cost Savings

The Company recently announced that we achieved an 80-percent reduction in annual carbon emissions from our headquarters building in Lancaster, NY. Accomplished in just nine years, this environment-enhancing achievement resulted from a series of measures that targeted not only infrastructure improvements, but also the direct engagement of our employees in obtaining energy efficiencies. Instead of costing us money, it netted us hundreds of thousands of dollars in cost savings.

The Company employed a variety of GHG reduction methods that contributed to this achievement, including our development of GreenMeter®, a "real-time" energy consumption tracking and management system designed to identify energy efficiency opportunities.


GREENMETER

The GreenMeter® monitor in our lobby allows both employees and visitors to readily view building energy use data throughout the day.


Ecology and Environment, Inc.
SUSTAINABILITY REPORT 2008
At our global headquarters we
Reduced our carbon footprint by 80% at a net cost savings!
In less than 10 years

E & E's Sustainability report is available at www.ene.com.

# Traditional Environmental Concerns Remain a Key Source of Business

### U.S. Department of Defense (DoD) is an Important Client

The Company was awarded a new indefinite delivery, indefinite quantity architect-engineering contract with the Naval Facilities Engineering Command (NAVFAC), Southwest Division in April 2009 that could be worth up to $7,500,000. Under these contracts, we are responsible for preparing Navy and Marine Corps environmental planning documentation such as categorical exclusions, environmental assessments and environmental impact statements for bases and operations nationwide. Late last year under a previous contract, we prepared an encroachment action plan (EAP) for the Naval Observatory Flagstaff Station (NOFS) in Arizona that involved light pollution around the facility.



A Company engineer and geologist and the current property owner (left to right) keep on the lookout for rattlesnakes as they begin to survey the groundwater in an abandoned well at a former Atlas Missile Silo site in Texas for our Formerly Utilized Defense Sites Program for the U.S. Army Corps of Engineers.

# The Company Helps to Preserve Sensitive Ecosystems

The international maritime industry is working not only to operate more efficiently, but also to leave a lower imprint on the world's oceans. Sometimes this has required a push by non-governmental organizations (NGOs) and/or regulatory agencies.

In 2009, the Company continued to work on a stream restoration program at McKinstry Creek to offset impacts resulting from construction of the Route 219 highway project. The project vastly improved overall stream characteristics such as bank stability, riparian corridor, and habitat. E & E also developed the Cayuga Creek Watershed Restoration Program to improve the health of the watershed's aquatic and terrestrial ecosystems. We are working to expand our business within the Great Lakes region, providing services for sediment quality, contaminated sediment remediation, and water quality/resources assessment.

Walsh Environmental Scientists & Engineers, Inc. (an E & E subsidiary) is currently providing assessment, design, and permitting services in support of stream corridor enhancement on Willow Creek at C Lazy U Ranch near Granby, CO. Their restoration specialists are formulating and evaluating low- impact design options that will ensure sustainability of streamside structures.


Walsh

Walsh biologists (left and center) and an Espirito Santo community representative (right) identify a lizard in a biological baseline study conducted for the Antioquia mine exploration project in Colombia.

Walsh-Ecuador is the principal environmental consultant for the New Quito International Airport (NQIA) environmental impact assessment project in Ecuador. The client, Quiport, recently received an award for the "Best Practices in Environmental Sustainability in the Americas" from CIFAL, a United Nations (UN) training center founded by the UN Institute for Training and Research. In addition to the EIA, Walsh-Ecuador offered Quiport solutions for waste water management, dust control, biodiversity characterization, monitoring, and conservation in the region's unique dry Andean forest ecosystem.

In March 2009, E & E was contracted by The Nature Conservancy to conduct a predictive ecological risk assessment (ERA) for the proposed Pebble Mine in southwest Alaska. The Alaska Peninsula and Bristol Bay Basin are considered to be intact ecoregions that support healthy populations of terrestrial, avian, and marine species, including the world's largest runs of sockeye salmon. The proposed project would rank as the world's second-largest copper mineral deposit extraction. Our predictive approach is innovative because most ERAs are conducted after impacts have occurred, not beforehand.


Project EARTH

ProjectEarth.net uses social networking to solve global problems such as climate change.

# Project EARTH®

# LAUNCHING 1.1.2010

E & E has developed several hundred Web sites supporting environmental outreach, education, renewable energy, sustainability, city planning, and countrywide environmental assessment. Additionally, E & E has developed branded Web sites such as GreenRide®, Flex-T*, GreenMeter®, CORES®, Envella®, and CAMPS. The most recent site that E & E has added is Project Earth®.

Acclaimed by environmental leaders and educators worldwide, Project Earth (www.projectearth.net) is a free Web site for individuals and organizations around the planet to network together to share and create solutions to our global environmental issues.

## Long-Term Outlook is Good

E & E was founded upon the notion that with great science and engineering, human development and advancement can move forward sustainably in harmony with our environment. We have spent nearly 40 years developing and refining our skills in this area. Public opinion around the globe is now in favor of this New Green Economy. We think this is a very positive long-term trend for our business. E & E is serving this market, and looks to expand its services to enhance the New Green Economy.

Kevin S. Neumaier, P.E., President and Chief Executive Officer

*Service mark pending


Plants in outdoor window boxes provide habitat and cool masonry, thus reducing energy costs at E & E headquarters.

## Some Words from Our Chairman:

Kevin took the primary responsibility for the day-to-day management of Ecology and Environment Inc., as President and CEO this year. The Company has done well in his first year in this leadership role.

Kevin came to the job with excellent professional credentials, longstanding project experience, and a comprehensive appreciation for E & E's distinct corporate culture. The financial statistics appearing throughout this report reflect the fact that, not only was our transition in leadership accomplished relatively seamlessly, but also we were able to prosper despite disruptions in the domestic political fabric, pandemonium in global financial circles, and great uncertainty regarding our national economic future.

As Chairman, I have been looking at ways to improve our services, especially in the transfer of knowledge among all our operations, to give us a world wide competitive edge. The technical issues that we must address in order to come up with reasonable solutions to some of our new environmental issues involve the biological, physical, social, and health sciences. We have over 85 different scientific skills in our organization. As a result of our diversity and knowledge, some people consider us one of the world's leading high tech companies. We like that idea and we are making efforts to expand to meet the environmental challenges the world will face in coming years.

Gerhard J. Neumaier

Gerhard J. Neumaier, Chairman of the Board

# Selected Consolidated Financial Data

The financial statements presented below give retroactive effect to the fiscal year 2007 discontinuance of the Company's Venezuelan subsidiary. See Note 18 to Consolidated Financial Statements for additional information.

| | Year ended July 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (In thousands, except share and per share amounts) | | | | |
| **Operating data:** | | | | | |
| Revenues | $ 146,887 | $ 110,533 | $ 102,496 | $ 97,080 | $ 90,382 |
| Income (loss) from operations | 9,445 | 5,593 | 5,310 | 5,833 | (1,839) |
| Income (loss) from continuing operations before income taxes and minority interest | 9,474 | 5,553 | 5,720 | 5,968 | (2,043) |
| Net income (loss) from continuing operations | $ 5,235 | $ 1,833 | $ 2,715 | $ 2,982 | $ (1,390) |
| Net income (loss) from discontinued operations | (14) | 1 | 359 | (399) | (197) |
| Net income (loss) | $ 5,221 | $ 1,834 | $ 3,074 | $ 2,583 | $ (1,587) |
| Net income (loss) per common share: basic | | | | | |
| Continuing operations | $ 1.31 | $ 0.44 | $ 0.65 | $ 0.71 | $ (0.33) |
| Discontinued operations | — | — | 0.08 | (0.09) | (0.05) |
| Net income (loss) per common share: basic | $ 1.31 | $ 0.44 | $ 0.73 | $ 0.62 | $ (0.38) |
| Net income (loss) per common share: diluted | | | | | |
| Continuing operations | $ 1.28 | $ 0.43 | $ 0.64 | $ 0.71 | $ (0.33) |
| Discontinued operations | — | — | 0.08 | (0.09) | (0.05) |
| Net income (loss) per common share: diluted | $ 1.28 | $ 0.43 | $ 0.72 | $ 0.62 | $ (0.38) |
| Cash dividends declared per common share: | | | | | |
| Basic and Diluted | $ 0.39 | $ 0.36 | $ 0.34 | $ 0.33 | $ 0.32 |
| Weighted average common shares outstanding: | | | | | |
| Basic | 3,982,884 | 4,164,186 | 4,194,673 | 4,180,287 | 4,160,834 |
| Diluted | 4,084,356 | 4,228,292 | 4,261,623 | 4,188,278 | 4,160,834 |

| | Year ended July 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (In thousands, except per share amounts) | | | | |
| **Balance sheet data:** | | | | | |
| Working capital | $ 36,114 | $ 36,871 | $ 34,313 | $ 28,306 | $ 28,373 |
| Total assets | 77,655 | 75,602 | 71,206 | 69,152 | 57,305 |
| Long-term debt | 404 | 482 | 385 | 342 | 328 |
| Shareholders' equity | 41,051 | 39,254 | 40,913 | 37,627 | 36,284 |
| Book value per share: | | | | | |
| Basic | $ 10.31 | $ 9.43 | $ 9.75 | $ 9.00 | $ 8.72 |
| Diluted | $ 10.05 | $ 9.28 | $ 9.60 | $ 8.98 | $ 8.72 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Liquidity and Capital Resources

Operating activities provided $9.7 million of cash during fiscal year 2009. This was mainly attributable to the reported $5.2 million in net income and a $4.4 million increase in accounts payable due to the increased work levels throughout the Company during fiscal year 2009. Offsetting these was an increase in other contracts receivables and accrued interest and penalties. Contracts receivable increased $3.9 million during fiscal year 2009 due to the overall growth in revenue throughout the Company. Accrued interest and penalties decreased $1.2 million during fiscal year 2009 due a favorable tax settlement in Kuwait.

Financing activities consumed $5.4 million of cash during fiscal year 2009. The Company paid dividends in the amount of $1.6 million or $.39 per share and repurchased 207,941 shares of the Class A common stock for $1.8 million. Net cash outflow on long-term debt and capital lease obligations was $1.3 million due mainly to the repayment of a $1.0 million loan by the Parent Company's majority owned subsidiary, E&E do Brasil. Distributions to minority partners during fiscal year 2009 were approximately $.6 million.

The Company maintains an unsecured line of credit available for working capital and letters of credit of $19 million at one-half percent below the prevailing prime rate. Other lines are available solely for letters of credit in the amount of $19.6 million. The Brazilian subsidiary in July 2008 borrowed $1 million under a four month term note at 5.19% annualized interest rate. The Brazilian loan was repaid in full in December 2008. The Company guarantees the line of credit of its majority owned subsidiary, Walsh Environmental (Walsh). The banks have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2009 and July 31, 2008 the Company had letters of credit outstanding totaling approximately $.6 million. Borrowings by the Brazilian subsidiary for working capital were $0 and $1.0 million at July 31, 2009 and July 31, 2008, respectively. After letters of credit and loans, there was $37.9 million of availability under the lines of credit at July 31, 2009. At July 31, 2009 there were no borrowings for working capital against the lines of credit. The Company believes that cash flows from operations and borrowings against the lines of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

## Results of Operations

### Revenue

***Fiscal Year 2009 vs 2008***

Revenue for fiscal year 2009 was $146.9 million, an increase of $36.4 million or 33% from the $110.5 million reported in fiscal year 2008. The increase in revenue was due mainly to increases in revenue at the Parent Company and by E&E, Inc.'s majority owned subsidiary Walsh in the energy, environmental restoration, asbestos and federal government sectors. Specifically, revenues from Walsh were $45.6 million for fiscal year 2009, an increase of 69% from the $27.0 million reported in fiscal year 2008. The increase in Walsh revenues was mainly attributable to increased activity in the environmental remediation and asbestos markets. Revenues from the Parent Company's federal government sector were $33.4 million for fiscal year 2009, up $12.0 million from the $21.4 million reported in the prior year. The increase in federal government revenues was mainly attributable to increased activity in contracts with the United States Department of Defense (DoD) and Environmental Protection Agency (EPA). Revenues from commercial clients of the Parent Company were $30.0 million for fiscal year 2009, an increase of 42% from the $21.2 million reported in fiscal year 2008. The increase in revenues from commercial clients was mainly attributable to increased activity in the domestic energy market. Offsetting these were decreases in revenue from the Parent Company's international and state markets. Revenue from state clients of the Parent Company was $24.6 million for fiscal year 2009, a decrease of $2.5 million from the $27.1 million reported in fiscal year 2008. State budgets are under pressure and the Company believes its state markets will continue to be impacted until the domestic economy recovers. Revenue from international clients of the Parent Company decreased $1.5 million during fiscal year 2009.

Revenues for the fourth quarter of fiscal year 2009 were $41.1 million, an increase of $7.7 million from the $33.4 million reported in the fourth quarter of the 2008. The increase in revenue was attributable to increased work in the Company's energy, environmental restoration, asbestos and federal government sectors. Walsh reported revenues of $13.2 million for the fourth quarter of fiscal year 2009, an increase of 74% from the $7.6 million reported in the fourth quarter of fiscal year 2008 due to increased activity in the environmental remediation and asbestos markets. Revenues of the Parent Company increased $1.7 million during the fourth quarter of fiscal year 2009 mainly attributable to increased activity in the energy and federal government markets, offset by a decrease in activity in the state market.

Revenues from the Parent Company's federal government sector were $8.1 million for the fourth quarter of fiscal year 2009, an increase of 25% from the $6.5 million reported in the prior year. The increase in federal government revenues was mainly attributable to increased activity in contracts with DoD and EPA. Revenue from commercial clients of the Parent Company was $8.6 million for the fourth quarter of fiscal year 2009, an increase of $.7 million from the $7.9 million reported in the fourth quarter of fiscal year 2008. Revenue from state clients of the Parent Company was $6.8 million for the fourth quarter of fiscal year 2009, a decrease of $.6 million from the $7.4 million reported in the fourth quarter of fiscal year 2008.

***Fiscal Year 2008 vs 2007***

Revenue for fiscal year 2008 was $110.5 million, an increase of $8.0 million or 8% from the $102.5 million reported in fiscal year 2007. The increase in revenue was due mainly to increases in revenue at the Parent Company and by E&E, Inc.'s majority owned subsidiaries Walsh and E&E do Brasil. E&E, Inc.'s revenue increased $2.5 million during fiscal year 2008 from work on contracts in the Company's energy and state sectors offset by decreases in work for the federal government sectors. Revenues from Walsh were $27.0 million for fiscal year 2008, an increase of 11% from the $24.4 million reported in fiscal year 2007. The increase in Walsh revenues was mainly attributable to increased activity in the environmental remediation and asbestos markets. Revenues from E&E do Brasil were $7.2 million for fiscal year 2008, an increase of $2.2 million or 44% over the prior year due mainly to increased work in the public and private power industries. Revenue from commercial clients of the Parent Company was $21.2 million for fiscal year 2008, an increase of $2.8 million from the $18.4 million reported in the prior year. The increase in commercial revenue was attributable to an increase in activity in the domestic energy market. Revenue from state clients of the Parent Company was $27.1 million for fiscal year 2008, an increase of $3.1 million from the $24.0 million reported in fiscal year 2007 due mainly to increases in work in Washington, New York and Texas. Revenue from federal government clients of the Parent Company was $21.4 million during fiscal year 2008, a decrease of 13% from the $24.7 million reported in the prior year. The decrease in federal government revenue was mainly due to decreased activity on DoD contracts.

Revenues for the fourth quarter of fiscal year 2008 increased $5.0 million mainly attributable to increases in revenue at the Parent Company, Walsh and E&E do Brasil. Revenues of the Parent Company increased $3.3 million during the fourth quarter of fiscal year 2008 mainly attributable to increased work on contracts in the Company's energy sector. Walsh reported revenues of $7.6 million for the fourth quarter of fiscal year 2008, an increase of 12% from the $6.8 million reported in the fourth quarter of fiscal year 2007. Revenues from E&E do Brasil were $2.2 million for the fourth quarter of fiscal year 2008, an increase of 38% from the $1.7 million reported in the fourth quarter of the prior year. Revenue from commercial clients of the Parent Company was $7.9 million for the fourth quarter of fiscal year 2008, an increase of $3.6 million from the $4.3 million reported in the fourth quarter of fiscal year 2007. The increase in commercial revenue was attributable to an increase in activity in the domestic energy market.

## Income from Continuing Operations before Income Taxes and Minority Interest

***Fiscal Year 2009 vs 2008***

The Company's income from continuing operations before income taxes and minority interest was $9.5 million for fiscal year 2009, an increase of $3.9 million from the $5.6 million reported in fiscal year 2008. Gross profits increased $8.5 million during fiscal year 2009 as a result of the increased revenue reported at the Parent Company and Walsh offset by an increase in corporate wide subcontract costs. The gross margin percentage for fiscal year 2009 was 39.8%, down from the 45.3% reported for fiscal year 2008. The decrease in gross margin percentage was attributable to a significant increase in subcontract costs throughout the Company. Subcontract costs were $38.0 million for fiscal year 2009, an increase of 141% from the $15.8 million reported in the prior year. Gross margin as a percentage of revenue less subcontractor revenue and costs increased slightly during fiscal year 2009. The increased gross profits were offset by higher indirect costs in fiscal year 2009. Offsetting the increased revenue was an increase in indirect operating expenses throughout the Company due to increased staffing and work levels. Consolidated indirect costs for fiscal year 2009 were $47.4 million, an increase of $4.4 million from the $43.0 million reported in fiscal year 2008. Staffing levels throughout the company increased 16% during fiscal year 2009 as a result of increased manpower needs necessary to accommodate the increase in revenue. The Company reached settlements with Kuwait and the federal government during fiscal year 2009. E&E Inc. settled the Kuwait tax dispute and the related accrual for uncertain tax position charges and reserved the $925,000 balance of receivables on the Middle East contracts which resulted in a net gain of approximately $.25 per share. Additionally, the Company maintains reserves for annual indirect rate adjustments due to

FAR and CAS compliance reviews by the federal government which covered fiscal years 1996 through 2004. During the fourth quarter of fiscal year 2009, the Company derecognized reserves of $562,000 ($410,000 after tax) as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

The Company's income from continuing operations before income taxes and minority interest was $2.6 million for the fourth quarter of fiscal year 2009, slightly down from the $2.8 million reported in the fourth quarter of fiscal year 2008. The fourth quarter of 2008 was impacted by a gain on foreign exchange transactions of $360,000. Gross profit increased during the fourth quarter of fiscal year 2009 as a result of increased revenues. The gross margin percentage for the fourth quarter of fiscal year 2009 was 39.7%, down from the 43.8% reported for the fourth quarter of fiscal year 2008. The decrease in gross margin percentage was attributable to a significant increase in subcontract costs throughout the company. Subcontract costs were $11.3 million for fiscal year 2009, up $5.7 million from the $5.6 million reported in the fourth quarter of fiscal year 2008. Gross margin as a percentage of revenue less subcontractor revenue and costs increased slightly during the fourth quarter of fiscal year 2009. Offsetting the increased revenue was an increase in indirect operating expenses throughout the company due to the increased staff and work levels. Consolidated indirect costs for the fourth quarter of fiscal year 2009 were $13.3 million, up 14% from the $11.7 million reported in the fourth quarter of fiscal year 2008. During the fourth quarter of fiscal year 2009, the Company derecognized reserves of $562,000 ($410,000 after tax) as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

### *Fiscal Year 2008 vs 2007*

The Company's income from continuing operations before income taxes and minority interest was $5.6 million for fiscal year 2008, slightly less than the $5.7 million reported in fiscal year 2007. Gross profits increased $4.6 million during fiscal year 2008 as a result of the increased revenue reported at the Parent Company, Walsh and E&E do Brasil in addition to a decrease in corporate wide subcontract costs. The gross margin percentage for fiscal year 2008 was 45.3%, up slightly from the 44.3% reported for fiscal year 2007. The increased gross profits were offset by higher indirect costs in fiscal year 2008. Due to increased staffing levels and business development and proposal costs worldwide, consolidated indirect costs increased $4.2 million in fiscal year 2008. The increase in business development and proposal costs was due to the Company's commitment to invest in significant future opportunities in the alternative and clean technology energy sectors. The Company continues to increase business development costs worldwide to capitalize on the global demands for energy and environmental infrastructure improvements in concert with heightened concerns over global warming. Staffing levels throughout the Company increased 12% during fiscal year 2008 as a result of increased manpower needs necessary to accommodate the increase in corporate revenue. During fiscal year 2008, E&E recorded an accrual related to uncertain tax positions taken by the Company of approximately $740,000 or $.15 per share after tax. This accrual included additional interest and penalties of approximately $590,000 ($.12 per share after tax) as well as a foreign exchange loss of $144,000 ($.02 per share after tax) to adjust the tax reserve to current exchange rates. This expense is related to the contested Kuwait taxes.

The Company's income from continuing operations before income taxes and minority interest was $2.8 million for the fourth quarter of fiscal year 2008, up $1.9 million from the $.9 million reported in the fourth quarter of fiscal year 2007. The gross margin percentage for the fourth quarter of fiscal year 2008 was 43.8%, up from the 41.6% reported for the fourth quarter of fiscal year 2007. The increased gross profits were offset by higher indirect costs in the fourth quarter. Consolidated indirect costs increased $1.0 million mainly attributable to the increased revenue at E&E, Inc. and E&E do Brasil as well as increased staffing levels and operational expenses related to the overall business growth throughout the Company. The increase of income from continuing operations before income taxes and minority interest in the fourth quarter of fiscal year 2008 was mainly due to increased revenues at the Parent Company and E&E do Brasil. Gross profits increased $2.8 million during the fourth quarter of fiscal year 2008 as a result of the increase in revenue.

## Discontinued Operations

During the fourth quarter of 2007, due to a continuing deterioration in business and political conditions in Venezuela and the likelihood that E&E's Venezuelan subsidiary would no longer be able to compete for contracts within the country, the Company evaluated its investment in its Venezuelan subsidiary and recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) to reflect the estimated reduction in the value of the net assets of the Company's

Venezuela subsidiary. During the first quarter of 2008, the Company decided to close its subsidiary in Venezuela effective as soon as possible and, accordingly, has reclassified its operations as discontinued. The cessation of business in Venezuela has resulted in termination benefits for employees according to in-country regulations and other charges which have not been significant.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. When the farm was closed in fiscal year 2003, the Company recorded an impairment charge. The previously unrecognized foreign translation loss in the amount of approximately $1.5 million has been accounted for in the computation of the gain on the sale. There was a pretax gain on the sale of the farm of approximately $960,000 after deducting costs of the sale. This gain was included in the accompanying financial statements under discontinued operations.

## Income Taxes

In March of 2009, the Company received a tax assessment from the Kuwait Ministry of Finance in the amount of approximately $2.6 million related to the contested taxes resulting from the work performed for the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC). A liability had been previously accrued for this tax including interest and penalties of approximately $4.3 million. The Company reached a favorable settlement with the Ministry of Finance in April 2009. Accordingly, the Company derecognized the remaining accrual of approximately $1.4 million (net of deferred tax) by reducing the income tax provision by $870,000 and reducing interest expense and general and administrative costs each by $275,000.

The estimated effective tax rate for fiscal year 2009 is 27.0%, down from the 38.0% reported for fiscal year 2008. Excluding the favorable settlement in Kuwait, the estimated effective tax rate for fiscal year 2009 is 36.1%.

## Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

## Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform under contracts entered into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage of completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation (FAR), and the Cost Accounting Standards (CAS). These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

The Company maintains reserves for annual indirect rate submittal adjustments due to FAR and CAS compliance reviews by the federal government which covered fiscal years 1996 through 2004. The reserve decreased $562,000 ($410,000 after tax) during the fourth quarter of fiscal year 2009 as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency (DCAA). The DCAA audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

## Allowance for Doubtful Accounts and Contract Adjustments

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

## Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

In July of 2006, FASB issued Interpretation No. 48 (FIN 48), an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company adopted FIN 48 beginning August 1, 2007. See Note 8 to Consolidated Financial Statements for additional information.

## Changes in Corporate Entities

On September 1, 2007 Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a three year note with a six percent annualized interest rate. The purchase price that was paid was at a premium over the capital value of the units. This excess created additional goodwill of $255,578 which was recorded in the first quarter of fiscal year 2008.

## Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

# Management's Report on Internal Control over Financial Reporting

The Board of Directors and Stockholders of
Ecology and Environment, Inc.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance to management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of July 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, we concluded that, as of July 31, 2009, our internal control over financial reporting is effective based on those criteria.

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

By:/s/ Kevin S. Neumaier, Chief Executive Officer

By:/s/ H. John Mye, Chief Financial Officer

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (Company) as of July 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended July 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended July 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
October 28, 2009



E & E's 300-foot-long, two-story atrium, topped by motor-operated skylights, runs along the building's long axis. As a result, the structure is flooded with abundant natural light and fresh air, even during the dark days of winter.

# Consolidated Balance Sheet

| Assets | July 31, 2009 | July 31, 2008 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 16,571,186 | $ 14,178,094 |
| Investment securities available for sale | 1,212,405 | 1,173,195 |
| Contract receivables, net | 41,693,034 | 41,545,935 |
| Deferred income taxes | 4,137,516 | 4,450,693 |
| Income tax receivable | 650,090 | 15,556 |
| Other current assets | 2,372,919 | 2,357,307 |
| Total current assets | 66,637,150 | 63,720,780 |
| Property, building and equipment, net | 8,258,441 | 7,873,248 |
| Deferred income taxes | 1,160,444 | 2,386,424 |
| Other assets | 1,599,204 | 1,621,144 |
| Total assets | $77,655,239 | $ 75,601,596 |

| Liabilities and Shareholders' Equity | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $13,866,425 | $9,756,189 |
| Accrued payroll costs | 7,216,316 | 5,901,980 |
| Deferred revenue | 103,509 | 91,822 |
| Current portion of long-term debt and capital lease obligations | 411,331 | 1,377,827 |
| Other accrued liabilities | 8,925,858 | 9,721,652 |
| Total current liabilities | 30,523,439 | 26,849,470 |
| Income taxes payable | 278,782 | 2,734,788 |
| Accrued interest and penalties | 124,137 | 2,111,988 |
| Long-term debt and capital lease obligations | 403,941 | 481,757 |
| Minority interest | 5,273,455 | 4,169,247 |
| Commitments and contingencies (see note #15) | — | — |
| Shareholders' equity: | | |
| Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued | — | — |
| Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,677,651 and 2,661,498 shares | 26,776 | 26,615 |
| Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,716,074 and 1,732,227 shares | 17,162 | 17,323 |
| Capital in excess of par value | 20,093,952 | 20,014,257 |
| Retained earnings | 23,290,768 | 19,664,147 |
| Accumulated other comprehensive income | 441,965 | 834,667 |
| Treasury stock - Class A common, 242,290 and 65,340 shares; Class B common, 64,801 shares, at cost | (2,819,138) | (1,302,663) |
| Total shareholders' equity | 41,051,485 | 39,254,346 |
| Total liabilities and shareholders' equity | $ 77,655,239 | $ 75,601,596 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Income

| | Year ended July 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Revenue | $146,886,938 | $110,532,816 | $102,496,123 |
| Cost of professional services and other direct operating expenses | 50,383,876 | 44,658,180 | 39,889,286 |
| Subcontract costs | 38,025,409 | 15,833,829 | 17,215,450 |
| Gross Profit | 58,477,653 | 50,040,807 | 45,391,387 |
| Administrative and indirect operating expenses | 34,309,408 | 31,013,505 | 28,044,431 |
| Marketing and related costs | 13,101,999 | 11,950,306 | 10,689,698 |
| Depreciation | 1,620,829 | 1,483,931 | 1,347,723 |
| Income from operations | 9,445,417 | 5,593,065 | 5,309,535 |
| Interest expense | (77,238) | (431,287) | (162,442) |
| Interest income | 202,052 | 441,190 | 539,668 |
| Other income (expense) | (17,514) | (184,354) | 9,752 |
| Net foreign currency exchange gain (loss) | (78,930) | 134,009 | 23,382 |
| Income from continuing operations before income taxes and minority interest | 9,473,787 | 5,552,623 | 5,719,895 |
| Income tax provision | 2,570,082 | 2,112,675 | 1,039,375 |
| Net income from continuing operations before minority interest | 6,903,705 | 3,439,948 | 4,680,520 |
| Minority interest | (1,668,066) | (1,606,338) | (1,965,099) |
| Net income from continuing operations | 5,235,639 | 1,833,610 | 2,715,421 |
| Income (loss) from discontinued operations | (23,550) | 1,108 | (156,280) |
| Income tax benefit (provision) on gain (loss) from discontinued operations | 9,185 | (332) | 515,330 |
| Net income | $ 5,221,274 | $ 1,834,386 | $ 3,074,471 |
| Net income per common share: basic | | | |
| Continuing operations | $ 1.31 | $ 0.44 | $ 0.65 |
| Discontinued operations | — | — | 0.08 |
| Net income per common share: basic | $ 1.31 | $ 0.44 | $ 0.73 |
| Net income per common share: diluted | | | |
| Continuing operations | $ 1.28 | $ 0.43 | $ 0.64 |
| Discontinued operations | — | — | 0.08 |
| Net income per common share: diluted | $ 1.28 | $ 0.43 | $ 0.72 |
| Weighted average common shares outstanding: basic | 3,982,884 | 4,164,186 | 4,194,673 |
| Weighted average common shares outstanding: diluted | 4,084,356 | 4,228,292 | 4,261,623 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

| | Year ended July 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 5,221,274 | $ 1,834,386 | $ 3,074,471 |
| Net income (loss) from discontinued operations, net of tax | (14,365) | 776 | 359,050 |
| Income from continuing operations | 5,235,639 | 1,833,610 | 2,715,421 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation | 1,620,829 | 1,483,931 | 1,347,723 |
| Provision (benefit) for deferred income taxes | 1,589,657 | 888,140 | (298,887) |
| Share-based compensation expense | 446,412 | 339,625 | 121,396 |
| Tax impact of share based compensation | — | 33,457 | — |
| Minority interest | 1,668,066 | 1,606,338 | 1,965,099 |
| Provision for contract adjustments | (88,387) | 360,505 | 1,054,204 |
| (Increase) decrease in: | | | |
| - contracts receivable | (3,860,598) | (4,637,974) | (563,660) |
| - other current assets | (161,236) | (552,458) | (423,536) |
| - income tax receivable | (634,534) | 1,341,657 | (1,357,213) |
| - other non-current assets | 18,730 | 108,169 | 2,049,412 |
| Increase (decrease) in: | | | |
| - accounts payable | 4,359,443 | (915,543) | 765,423 |
| - accrued payroll costs | 1,357,386 | (317,895) | (204,307) |
| - income taxes payable | (682,004) | (445,507) | (573,244) |
| - deferred revenue | 11,687 | 1,031 | (70,434) |
| - other accrued liabilities | 52,521 | 897,648 | (1,709,296) |
| - accrued interest and penalties | (1,185,704) | 664,033 | — |
| Net cash provided by operating activities | 9,747,907 | 2,688,767 | 4,818,101 |
| Cash flows used in investing activities: | | | |
| Acquisition of minority interest of subsidiary | — | (116,677) | (166,000) |
| Purchase of property, building and equipment | (1,845,509) | (1,503,109) | (1,128,719) |
| Purchase of bonds | (39,210) | (1,072,186) | (3,408) |
| Cash used in investing activities | (1,884,719) | (2,691,972) | (1,298,127) |
| Cash flows provided by (used in) financing activities: | | | |
| Dividends paid | (1,594,653) | (1,535,492) | (1,464,921) |
| Proceeds from debt | 625,746 | 1,040,028 | 168,792 |
| Repayment of debt and capital lease obligations | (1,942,882) | (369,760) | (490,866) |
| Distributions to minority partners | (625,677) | (752,882) | (768,596) |
| Purchase of treasury stock | (1,832,123) | (5,636) | (1,085,901) |
| Net cash used in financing activities | (5,369,589) | (1,623,742) | (3,641,492) |
| Effect of exchange rate changes on cash and cash equivalents | (86,142) | 249,742 | (381,055) |
| Discontinued Operations | | | |
| Net cash provided by (used in) discontinued operating activities | (14,365) | 776 | 462,597 |
| Net cash provided by discontinued investing activities - sale of assets | — | — | 2,500,000 |
| Net cash provided by (used in) discontinued operations | (14,365) | 776 | 2,962,597 |
| Net increase (decrease) in cash and cash equivalents | 2,393,092 | (1,376,429) | 2,460,024 |
| Cash and cash equivalents at beginning of period | 14,178,094 | 15,554,523 | 13,094,499 |
| Cash and cash equivalents at end of period | $ 16,571,186 | $ 14,178,094 | $ 15,554,523 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Changes in Shareholders' Equity

| | Common Stock | | | Capital in Excess of | Retained | Accumulated Other Comprehensive | Treasury Stock | | Comprehensive |
|---|---|---|---|---|---|---|---|---|---|
| | Class | Shares | Amount | Par Value | Earnings | Income (loss) | Shares | Amount | Income |
| Balance at July 31, 2006 | A | 2,534,566 | $25,346 | $17,684,373 | $23,163,716 | $(2,208,830) | 128,463 | $(1,053,648) | $2,609,808 |
| | B | 1,650,173 | $16,502 | | | | | | |
| Net income | — | — | — | — | 3,074,471 | — | — | — | 3,074,471 |
| Reclassification adjustment for realized foreign currency translation loss in net income | — | — | — | — | — | 2,110,431 | — | — | 2,110,431 |
| Foreign currency translation adjustment | — | — | — | — | — | 397,476 | — | — | 397,476 |
| Cash dividends paid ($.34 per share) | — | — | — | — | (1,464,921) | — | — | — | — |
| 5% stock dividend | A | 126,522 | 1,265 | 2,560,078 | (2,562,168) | — | 8,040 | — | — |
| | B | 82,464 | 825 | — | — | — | — | — | — |
| Unrealized investment gain, net | — | — | — | — | — | 25 | — | — | 25 |
| Conversion of common stock - B to A | A | 410 | 4 | — | — | — | — | — | — |
| | B | (410) | (4) | — | — | — | — | — | — |
| Repurchase of Class A common stock | — | — | — | — | — | — | 86,806 | (1,085,901) | — |
| Issuance of stock under stock award plan | — | — | — | (325,985) | — | — | (57,620) | 472,484 | — |
| Share-based compensation expense | — | — | — | 121,396 | — | — | — | — | — |
| Tax impact of share based compensation | — | — | — | 5,860 | — | — | — | — | — |
| Other | — | — | — | 5,724 | — | — | 3,132 | (25,431) | — |
| Balance at July 31, 2007 | A | 2,661,498 | $26,615 | $20,051,446 | $22,211,098 | $299,102 | 168,821 | $(1,692,496) | $5,582,403 |
| | B | 1,732,227 | 17,323 | | | | | | |
| Cumulative effect of adopting FIN 48 | — | — | — | — | (2,845,845) | — | — | — | — |
| | A | 2,661,498 | $26,615 | $20,051,446 | $19,365,253 | $299,102 | 168,821 | $(1,692,496) | $5,582,403 |
| | B | 1,732,227 | 17,323 | | | | | | |
| Net income | — | — | — | — | 1,834,386 | — | — | — | 1,834,386 |
| Foreign currency translation adjustment | — | — | — | — | — | 536,446 | — | — | 536,446 |
| Cash dividends paid ($.36 per share) | — | — | — | — | (1,535,492) | — | — | — | — |
| Unrealized investment gain, net | — | — | — | — | — | (881) | — | — | (881) |
| Repurchase of Class A common stock | — | — | — | — | — | — | 536 | (5,636) | — |
| Issuance of stock under stock award plan | — | — | — | (412,173) | — | — | (41,094) | 412,173 | — |
| Share-based compensation expense | — | — | — | 339,625 | — | — | — | — | — |
| Tax impact of share based compensation | — | — | — | 33,457 | — | — | — | — | — |
| Other | — | — | — | 1,902 | — | — | 1,878 | (16,704) | — |
| Balance at July 31, 2008 | A | 2,661,498 | $26,615 | $20,014,257 | $19,664,147 | $834,667 | 130,141 | $(1,302,663) | $2,369,951 |
| | B | 1,732,227 | 17,323 | | | | | | |
| Net Income | — | — | — | — | (5,221,274) | — | — | — | 5,221,274 |
| Foreign currency translation reserve | — | — | — | — | — | (402,403) | — | — | (402,403) |
| Cash dividends paid ($.39 per share) | — | — | — | — | (1,594,653) | — | — | — | (1,594,653) |
| Unrealized investment gain, net | — | — | — | — | — | 9,701 | — | — | 9,701 |
| Conversion of common stock - B to A | A | 16,153 | 161 | — | — | — | — | — | — |
| | B | (16,153) | (161) | | | | | | |
| Repurchase of Class A common stock | — | — | — | — | — | — | 207,941 | (1,832,123) | — |
| Issuance of stock under stock award plan | — | — | — | (376,176) | — | — | (37,580) | 376,176 | — |
| Share-based compensation expense | — | — | — | 446,412 | — | — | — | — | — |
| Other | — | — | — | 9,459 | — | — | 6,589 | (60,528) | — |
| Balance at July 31, 2009 | A | 2,677,651 | $26,776 | $20,093,952 | $23,290,768 | $441,965 | 307,091 | $(2,819,138) | $4,828,572 |
| | B | 1,716,074 | 17,162 | | | | | | |

The accompanying notes are an integral part of these consolidated financial statements.

# Notes to Consolidated Financial Statements

## 1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc., ("EEI," the "Company" or the "Parent Company") is a broad-based environmental consulting firm whose underlying philosophy is to provide professional services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. The Company's staff is comprised of individuals representing 85 scientific, engineering, health, and social disciplines working together in multidisciplinary teams to provide innovative environmental solutions. The Company has completed more than 45,000 projects for a wide variety of clients in 84 countries, providing environmental solutions in nearly every ecosystem on our planet. Revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

During fiscal years ended July 31, 2009, 2008 and 2007, the percentages of total revenues derived from contracts exclusively with the United States Department of Defense (DoD) were 14%, 11% and 9%.

## 2. Summary of Significant Accounting Policies

### a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Also reflected in the consolidated financial statements is the 50% ownership in the Chinese operating joint venture, The Tianjin Green Engineering Company. This joint venture is accounted for under the equity method. All significant intercompany transactions and balances have been eliminated.

### b. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

### c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2009 financial statement presentation.

### d. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

| Contract Type | Work Type | Revenue Recognition Policy |
|---|---|---|
| Time and Materials | Consulting | As incurred at contract rates. |
| Fixed Price | Consulting | Percentage of completion, approximating the ratio of either total costs or LOE hours incurred to date to total estimated costs or LOE hours. |
| Cost-Type | Consulting | Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts. |

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on an annual basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The balance in the allowance for contract adjustments accounts principally represents a reserve for contract adjustments for the fiscal years 1996-2009.

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues are recognized on change orders (including profit) when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenue on claims is not recognized until the claim is approved by the customer.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services.

### e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method. The Company had gross unrealized gains of approximately $13,000 and $5,000 in fiscal year 2009 and 2008 respectively.

### f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at the lower of cost or fair market value. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The additional building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

### g. Fair value of financial instruments

Effective August 1, 2008, the Company has adopted the current portion of the Financial Accounting Standards Board (FASB) Statement No. 157, "Fair Value Measurement" (SFAS 157). The methodologies used to calculate the fair value of the investments held within the Company's portfolio qualify under the Level 1 and Level 2 measurement requirements of SFAS 157. In February 2008, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that the adoption of the previously deferred provisions of SFAS No. 157 will have on its operating results and financial condition.

The three levels of the hierarchy are as follows:

***Level 1 Inputs*** – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Generally this includes debt and equity securities and derivative contracts that are traded on an active exchange market (i.e. New York Stock Exchange) as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

***Level 2 Inputs*** – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, credit risks, etc.) or can be corroborated by observable market data.

***Level 3 Inputs*** – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The following table presents the level within the fair value hierarchy at which the Company's financial assets and liabilities are measured on a recurring basis as of July 31, 2009.

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market mutual funds | $6,279,470 | $ — | $ — | $6,279,470 |
| Investment securities available for sale | 50,895 | $1,161,510 | $ — | 1,212,405 |
| Total | $6,330,365 | $1,161,510 | $ — | $7,491,875 |

The carrying amount of cash and cash equivalents, contracts receivable, notes receivable and accounts payable at July 31, 2009 and 2008 approximate fair value. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2009 and July 31, 2008 approximates fair value.

**h. Translation of foreign currencies**

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2007-2009.

**i. Income taxes**

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

The Company has significant deferred tax assets, resulting principally from contract reserves and fixed assets. The Company periodically evaluates the likelihood of realization of deferred tax assets, and has determined that no valuation allowance is presently necessary.

In July of 2006, FASB issued Interpretation No. 48 (FIN 48), an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company adopted FIN 48 beginning August 1, 2007. See Note 8 to Consolidated Financial Statements for additional information.

**j. Pension costs**

The Company has a non-contributory employee retirement plan providing deferred benefits for substantially all of the Company's employees. The Company also had a supplemental employee retirement plan (SERP) to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued.

**k. Stock based compensation**

The Company adopted SFAS 123(R), "Share-Based Payment" (SBP), effective August 1, 2005. The Statement requires companies to expense the value of employee stock options and similar awards. Under SFAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

**l. Earnings per share (EPS)**

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Note 14 to Consolidated Financial Statements for additional information.

**m. Comprehensive Income**

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

**n. Impairment of Long-Lived Assets**

The Company accounts for impairment of long-lived assets in accordance with FASB No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"( SFAS 144). SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

### o. Goodwill

During the first quarter of fiscal year 2008, additional goodwill of $256,000 was recorded as a result of the purchase of additional shares of Gustavson Associates LLC. In accordance with SFAS 142, the total goodwill of approximately $1.1 million is not amortized and is subject to an annual assessment for impairment.

### p. Subsequent Events

The Company accounts for subsequent events in accordance with FASB Statement No. 165 "Subsequent Events" (SFAS 165). SFAS 165 sets forth the period following the balance sheet date during which management should evaluate subsequent events for disclosure, the circumstances under which events should be evaluated for disclosure, and the disclosure that should be made. SFAS 165 also introduces the concept of a date following the balance sheet date when statements are available to be issued. See Note 19 to Consolidated Financial Statements for additional information.

## 3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2009 and 2008, short-term investments consist of commercial paper and money market funds. Short-term investments amounted to approximately $6.3 million at July 31, 2009 and $4.5 million at July 31, 2008 and are reflected in cash and cash equivalents in the accompanying consolidated balance sheets and statements of cash flows.

## 4. Contract Receivables, net

| | July 31, 2009 | July 31, 2008 |
|---|---|---|
| **United States government -** | | |
| Billed | $2,546,741 | $3,431,437 |
| Unbilled | 3,784,894 | 2,669,211 |
| | 6,331,635 | 6,100,648 |
| **Industrial customers and state and municipal governments -** | | |
| Billed | 21,051,958 | 20,811,500 |
| Unbilled | 16,829,779 | 16,690,360 |
| | 37,881,737 | 37,501,860 |
| **Allowance for doubtful accounts and contract adjustments -** | (2,520,338) | (2,056,573) |
| | $41,693,034 | $41,545,935 |

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred. Management anticipates that the July 31, 2009 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $217,000 at July 31, 2009 and $290,000 at July 31, 2008. Management anticipates that the July 31, 2009 retainage balance will be substantially collected within one year.

Included in the balance of receivables for industrial customers and state and municipal customers are receivables, net of subcontract costs, due under the contracts in Saudi Arabia and Kuwait of $3.5 million at July 31, 2008. The Company recorded a charge to the fiscal year's revenue of approximately $925,000 to fully reserve the balance of receivables due from the work performed in both Saudi Arabia and Kuwait under the contracts funded by the United Nations Compensation Commission to assess damages resulting from Iraqi aggression. Although the Company is aggressively pursuing the payment of these receivables, it has been unable to secure assurances or evidence that adequate funding remains in these contracts to cover the payments.

## 5. Property, Building and Equipment, net

| | July 31, 2009 | July 31, 2008 |
|---|---|---|
| Land and land improvements | $ 673,970 | $ 543,051 |
| Buildings | 11,440,973 | 11,180,516 |
| Equipment | 2,614,176 | 3,187,973 |
| Information technology equipment | 7,871,267 | 7,265,335 |
| Office furniture and equipment | 3,182,009 | 2,748,782 |
| Leasehold improvements and other | 1,778,352 | 1,727,927 |
| | $27,560,747 | $26,653,584 |
| Accumulated depreciation and amortization | (19,302,306) | (18,780,336) |
| | $ 8,258,441 | $ 7,873,248 |

## 6. Lines of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $19 million at one-half percent below the prevailing prime rate. Other lines are available solely for letters of credit in the amount of $19.6 million. The Brazilian subsidiary in July 2008 borrowed $1 million under a four month term note at 5.19% annualized interest rate. The Brazilian loan was repaid in full in December 2008. The Company guarantees the line of credit of its majority owned subsidiary, Walsh Environmental (Walsh). The banks have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2009 and July 31, 2008 the Company had letters of credit outstanding totaling approximately $.6 million. Borrowings by the Brazilian subsidiary for working capital were $0 and $1.0 million at July 31, 2009 and July 31, 2008, respectively. After letters of credit and loans, there was $37.9 million of availability under the lines of credit at July 31, 2009.

## 7. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations consists of the following:

| | July 31, 2009 | July 31, 2008 |
|---|---|---|
| Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14% | $531,031 | $1,702,392 |
| Capital lease obligations at subsidiaries with varying interest rates averaging 11% | 284,241 | 157,192 |
| | 815,272 | 1,859,584 |
| Less: current portion of debt and capital lease obligations | (411,331) | (1,377,827) |
| Long-term debt and capital lease obligations | $403,941 | $481,757 |

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2009 are as follows:

| Fiscal Year | Amount |
|---|---|
| 2010 | $411,331 |
| 2011 | 257,232 |
| 2012 | 67,476 |
| 2013 | 49,890 |
| 2014 | 29,343 |
| Thereafter | — |
| | $815,272 |

## 8. Income Taxes

The provision (benefit) for income taxes was as follows:

| | Fiscal Year 2009 | Fiscal Year 2008 | Fiscal Year 2007 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (711,987) | $ 72,694 | $ 596,564 |
| State | 393,385 | 172,021 | 224,987 |
| Foreign | 1,299,027 | 979,820 | 516,711 |
| | $ 980,425 | $ 1,224,535 | $ 1,338,262 |
| Deferred: | | | |
| Federal | $ 2,072,947 | $ 1,117,191 | $ (214,280) |
| State | 33,019 | 84,164 | (84,607) |
| Foreign | (516,309) | (313,215) | — |
| | $1,589,657 | $ 888,140 | $ (298,887) |
| | $ 2,570,082 | $ 2,112,675 | $ 1,039,375 |

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) was as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| U.S. federal statutory income tax rate | 34.0% | 34.0% | 34.0% |
| Re-evaluation of tax contingencies | (9.1%) | — | (8.9%) |
| Income from "pass-through" entities taxable to minority partners | (2.8%) | (5.8%) | (7.9%) |
| International rate differences | (0.1%) | (0.1%) | (2.6%) |
| Extraterritorial income tax exclusion | — | — | (0.9%) |
| State taxes, net of federal benefit | 2.7% | 4.1% | 2.2% |
| Other | 2.1% | 5.8% | 2.3% |
| Total | 27.0% | 38.0% | 18.2% |

The significant components of deferred tax assets (liabilities) are as follows:

| | Fiscal Year 2009 | Fiscal Year 2008 |
|---|---|---|
| Contract and other reserves | $3,137,879 | $3,173,351 |
| Fixed assets and intangibles | 574,558 | 855,144 |
| Accrued compensation | 1,118,853 | 672,134 |
| Net operating loss carryforwards | 81,481 | 586,827 |
| Foreign and state income taxes | 73,420 | 910,683 |
| Accrued interest | 19,259 | 359,781 |
| Other | 549,841 | 547,524 |
| Deferred tax assets | $5,555,291 | $7,105,443 |
| State income taxes | (257,331) | (268,326) |
| Deferred tax liabilities | (257,331) | (268,326) |
| Net deferred tax asset | $5,297,960 | $6,837,117 |

In July of 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), an interpretation of FAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely then not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities. The Company adopted FIN 48 beginning August 1, 2007.

The net change in the deferred tax assets and liabilities was due mainly to a decrease in a deferred tax asset related to the settlement of a liability for uncertain tax positions. In March of 2009, the Company received a tax assessment from the Kuwait Ministry of Finance in the amount of approximately $2.6 million related to the contested taxes resulting from the work performed for the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC). A liability had been previously accrued for this tax including interest and penalties of approximately $4.3 million. The Company reached a favorable settlement with the Ministry of Finance in April 2009. Accordingly, the Company has derecognized the remaining accrual of approximately $1.4 million (net of deferred tax) by reducing the income tax provision by $870,000 and reducing interest expense and general and administrative costs each by $275,000.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2009, these amounts related primarily to operations in Saudi Arabia and Chile were approximately $1,980,000.

The Company's tax benefit related to continuing operations for fiscal year ended July 31, 2009 reflects the favorable settlement of an accrual for uncertain tax positions. The Company's tax benefit related to continuing operations for fiscal year ended July 31, 2007 reflects an additional benefit of $510,000 as a result of a change in its estimated contingent tax liabilities for income tax audits. These contingent liabilities were re-evaluated and a downward adjustment was made as a result of an appeals settlement that occurred in July of 2007 relating to positions taken on the company's fiscal 2004 and fiscal 2005 tax returns.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. In September of 2007, the Internal Revenue Service (IRS) concluded the audits of fiscal 2004 through 2006. E&E, Inc. is currently under audit for fiscal year 2008 by the IRS with no proposed changes. This audit is awaiting final Area Director approval. The Company's tax matters for the fiscal years 2007 and 2009 remain subject to examination by the IRS. The Company's New York State tax matters have been concluded for years through fiscal 2005. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

As of July 31, 2009, for federal income tax return purposes, the Company has used all of its U.S. net operating loss carryforwards. The remaining net operating losses pertain to state losses.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses. For the three and twelve months ended July 31, 2009, E&E, Inc. recognized interest and penalties expense (benefit) of approximately $10,000 and ($380,000), respectively. For the twelve months ended July 31, 2009, E&E, Inc. incurred a foreign exchange gain of $275,000 to adjust both the accrual for uncertain tax positions related to the Kuwait tax reserve and the related federal tax benefit to current exchange rates.

It is reasonably possible that the liability associated with our unrecognized tax benefits will increase or decrease within the next twelve months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

At July 31, 2009 and July 31, 2008, E&E, Inc. had approximately $290,000 and $2,747,000, respectively, of gross unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in future periods. At July 31, 2009, the liability for uncertain tax positions and associated interest and penalties are classified as noncurrent liabilities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | 2009 | 2008 |
|---|---|---|
| Beginning balance | $2,746,504 | $2,523,443 |
| Additions for tax positions during the current year | — | 48,344 |
| Adjustment for foreign currency affect on items already recorded | (206,542) | 126,952 |
| Adjustments to tax positions of prior years | — | 47,765 |
| Reductions for tax positions of prior years for: | | |
| - Changes in judgment | — | — |
| - Settlements during the period | (2,249,467) | — |
| - Lapses of the applicable statute of limitations | — | — |
| Ending balance | $290,495 | $2,746,504 |

## 9. Other Accrued Liabilities

| | July 31, 2009 | July 31, 2008 |
|---|---|---|
| Allowance for contract adjustments | $3,417,828 | $3,969,980 |
| Billings in excess of revenue | 4,101,761 | 4,642,578 |
| Other | 1,406,269 | 1,355,932 |
| | $8,925,858 | $9,968,490 |

Included in other accrued liabilities is an allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $3.4 million and $4.0 million at July 31, 2009 and 2008, respectively. The allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable. Also included in other accrued liabilities is a reclassification of billings in excess of recognized revenues of approximately $4.1 million at July 31, 2009 and $4.6 million at July 31, 2008.

## 10. Shareholders' Equity

### a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

### b. Stock Award Plan

Ecology and Environment, Inc. has adopted a 1998 Stock Award Plan effective March 16, 1998 (1998 Plan). To supplement the 1998 Plan, a 2003 Stock Award Plan (2003 Plan) was approved by the shareholders at the Annual Meeting held in January 2004 and a 2007 Stock Award Plan (2007 Plan) was approved by the shareholders at the Annual Meeting held in January of 2008 (the 1998 Plan, 2003 Plan and the 2007 Plan collectively referred to as the Award Plan). The 2003 Plan was approved retroactive to October 16, 2003 and terminated on October 15, 2008 and the 2007 Plan was approved retroactive to October 18, 2007 and will terminate October 17, 2012. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the Company stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company awarded 37,580 shares valued at $337,844 in October 2008 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in capital in excess of par value at July 31, 2009 and July 31, 2008 was $122,000. Total gross compensation expense is recognized over the vesting period. Unrecognized compensation expense was approximately $370,000 and $496,000 at July 31, 2009 and July 31, 2008, respectively.

### c. Stock dividend

On July 19, 2007, the Board of Directors declared a 5% stock dividend on the Company's Class A and Class B common stock distributed on August 31, 2007 to shareholders of record on August 1, 2007. As of July 31, 2007, an amount equal to the fair value of the common stock distributed was transferred from retained earnings to the common stock and capital in excess of par value accounts. All data with respect to net income per common share, weighted average common shares outstanding, and dividends paid have been retroactively adjusted to reflect the stock dividend.

### d. Cash dividend

For fiscal year 2009 and 2008, the Company declared cash dividends of approximately $1.6 million and $1.5 million, respectively. Within accounts payable, the Company recorded outstanding dividend payables at July 31, 2009 and 2008 of approximately $817,000 and $769,000.

### e. Stock repurchase

The Company purchased 207,941 shares of its Class A common stock during the fiscal year ended July 31, 2009 pursuant the Company's share repurchase program. In October of 2008, the Company repurchased 197,594 shares of Class A common stock at $8.75 per share. The Company's Board of Directors approved a 200,000 share repurchase program in January 2004 and an additional 200,000 share repurchase program in February 2006.

## 11. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and some of their children. The agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

## 12. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2009, future minimum rental commitments are as follows:

| Fiscal Year | Amount |
|---|---|
| 2010 | $ 2,767,148 |
| 2011 | 2,197,351 |
| 2012 | 1,680,788 |
| 2013 | 1,475,286 |
| 2014 | 1,087,547 |
| Thereafter | 1,693,874 |

Lease agreements may contain step rent provisions and/or free rent concessions. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments. Gross rental expense under the above lease commitments for 2009, 2008, and 2007 was approximately $3.0 million, $2.6 million and $2.5 million, respectively.

## 13. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2009, 2008, and 2007 was approximately $1.6 million, $1.5 million and $1.5 million, respectively.

## 14. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net income from continuing operations available to common stockholders | $5,235,639 | $1,833,610 | $2,715,421 |
| Net income (loss) from discontinued operations available to common stockholders | (14,365) | 776 | 359,050 |
| Net income available to common stockholders | $5,221,274 | $1,834,386 | $3,074,471 |
| Weighted-average common shares outstanding (basic) | 3,982,884 | 4,164,186 | 4,194,673 |
| Basic earnings (loss) per share: | | | |
| Continued operations | $ 1.31 | $ 0.44 | $ 0.65 |
| Discontinued operations | — | — | 0.08 |
| Basic earnings per share | $ 1.31 | $ 0.44 | $ 0.73 |
| Incremental shares from assumed conversions of restricted stock awards | 101,472 | 64,106 | 66,950 |
| Adjusted weighted-average common shares outstanding | 4,084,356 | 4,228,292 | 4,261,623 |
| Diluted earnings (loss) per share: | | | |
| Continued operations | $ 1.28 | $ 0.43 | $ 0.64 |
| Discontinued operations | — | — | 0.08 |
| Diluted earnings per share | $ 1.28 | $ 0.43 | $ 0.72 |

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 10, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

## 15. Commitments and Contingencies

From time to time, the Company is a named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

## 16. Recent Accounting Pronouncements

In May 2009, the FASB issued Statement No. 165 "Subsequent Events" (SFAS 165). This statement sets forth the period following the balance sheet date during which management should evaluate subsequent events for disclosure and the circumstances under which events should be evaluated for disclosure. SFAS 165 introduces the concept of a date following the balance sheet date when statements are available to be issued. SFAS 165 is effective for all interim or annual financial statements for periods ending on or after June 15, 2009. The Company adopted the requirements of SFAS 165 beginning with its July 31, 2009 financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FAS 157), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. On August 1, 2008, the Company adopted, without material impact on the financial statements, the provisions of FAS 157 related to financial assets and liabilities. See Footnote No. 2.

In February 2008, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP FAS 157-2), which delays the effective date of FAS 157 by one year (to January 1, 2009) for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is assessing the impact that FSP FAS 157-2 will have on its consolidated financial statements.

Effective for the year ended July 31, 2009, the Company implemented FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159), which allows companies the option to report selected financial assets and financial liabilities at fair value. The adoption of FAS 159 had no impact on the financial statements as the Company did not elect the fair value option for any assets or liabilities not required to be reported at fair value.

In June 2009, the FASB issued Statement No. 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167). SFAS 167 amends FASB Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51," to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. SFAS 167 is effective for fiscal years beginning after November 15, 2009, which will require the Company to adopt these provisions on August 1, 2010. The Company is currently evaluating the effect that the adoption will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - An amendment of ARB No. 51." This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, for the fiscal year ending July 31, 2010 for the Company). Earlier adoption is prohibited. The Company is currently assessing the effect SFAS 160 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 R (revised 2007), "Business Combinations" (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning August 1, 2009 and will change the accounting for business combinations on a prospective basis.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for the Company beginning August 1, 2009. The Company does not believe that the adoption of EITF 03-6-1 will have a material affect on its financial statements.

In June 2009, the FASB voted to approve the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification will be effective for the Company commencing with the Company's fiscal quarter beginning August 1, 2009. The FASB Codification does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, the American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive, topically organized online database.

## 17. Transfer of Ownership/Dispositions

On September 1, 2007 Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a three year note with a six percent annualized interest rate. The purchase price that was paid was at a premium over the capital value of the units. This excess created additional goodwill of $255,578 which was recorded in the first quarter of fiscal year 2008.

## 18. Venezuela – Discontinued Operations

During the fourth quarter of 2007, due to a continuing deterioration in business and political conditions in Venezuela and the likelihood that E&E's Venezuelan subsidiary would no longer be able to compete for contracts within the country, the Company evaluated its investment in its Venezuelan subsidiary and recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) to reflect the estimated reduction in the value of the net assets of the Company's Venezuela subsidiary. During the first quarter of 2008 the Company decided to close its subsidiary in Venezuela effective as soon as possible and, accordingly, has reclassified its operations as discontinued. The cessation of business in Venezuela has resulted in termination benefits for employees according to in-country regulations and other charges which have not been significant.

## 19. Subsequent Events

On July 23, 2009 the Company signed an agreement to sell 16.5 acres of land at its Walden Ave. facility in Lancaster, NY for the sum of $940,000 plus closing costs. This sale closed on September 16, 2009 and will result in a gain of approximately $800,000, pre-tax. The Company has evaluated subsequent events from the balance sheet date through October 28, 2009 and determined that there are no other items that require disclosure.

## 20. Supplemental Cash Flow Information Disclosure

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $181,000, $125,000, and $162,000 in fiscal years 2009, 2008 and 2007, respectively. Cash paid for income taxes amounted to approximately $1.5 million, $1.1 million, and $2.2 million in fiscal years 2009, 2008 and 2007, respectively. In the first quarter of fiscal year 2008, Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a $350,000 three year note with a six percent annualized interest rate. During fiscal year 2009, 2008 and 2007, respectively, Walsh Peru financed vehicles and computer equipment through capital leases of approximately $273,000, $43,000 and $129,000. In lieu of paying down receivables, the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC) transferred $2.6 million to the Kuwait Ministry of Finance in settlement of an asserted tax obligation. See Footnote No. 8.

## 21. Selected Quarterly Financial Data (unaudited)

(In thousands, except per share information)

| 2009 | First | Second | Third | Fourth |
|---|---|---|---|---|
| Revenues | $ 33,692 | $ 34,069 | $ 38,016 | $ 41,110 |
| Gross profit | 14,864 | 13,564 | 13,746 | 16,304 |
| Income from operations | 3,194 | 2,125 | 1,583 | 2,543 |
| Income from continuing operations before income taxes and minority interest | 3,125 | 1,968 | 1,792 | 2,589 |
| Net income from continuing operations | 1,476 | 969 | 1,727 | 1,064 |
| Net loss from discontinued operations | (1) | (4) | (5) | (4) |
| Net income | $ 1,475 | $ 965 | $ 1,722 | $ 1,060 |
| Net income per common share: basic | | | | |
| Continuing operations | $ .36 | $ .24 | $ .44 | $ .27 |
| Discontinued operations | — | — | — | — |
| Net income per common share: basic | $ .36 | $ .24 | $ .44 | $ .27 |
| Net income per common share: diluted | | | | |
| Continuing operations | $ .35 | $ .24 | $ .43 | $ .26 |
| Discontinued operations | — | — | — | — |
| Net income per common share: diluted | $ .35 | $ .24 | $ .43 | $ .26 |

| 2008 | First | Second | Third | Fourth |
|---|---|---|---|---|
| Revenues | $ 25,647 | $ 24,078 | $ 27,413 | $ 33,395 |
| Gross profit | 12,216 | 11,058 | 12,146 | 14,621 |
| Income from operations | 1,513 | 654 | 915 | 2,511 |
| Income from continuing operations before income taxes and minority interest | 1,511 | 651 | 609 | 2,782 |
| Net income from continuing operations | 501 | 130 | 123 | 1,080 |
| Net income from discontinued operations | — | — | — | — |
| Net income | $ 501 | $ 130 | $ 123 | $ 1,080 |
| Net income per common share: basic | | | | |
| Continuing operations | $ .12 | $ .03 | $ .03 | $ .26 |
| Discontinued operations | — | — | — | — |
| Net income per common share: basic | $ .12 | $ .03 | $ .03 | $ .26 |
| Net income per common share: diluted | | | | |
| Continuing operations | $ .12 | $ .03 | $ .03 | $ .25 |
| Discontinued operations | — | — | — | — |
| Net income per common share: diluted | $ .12 | $ .03 | $ .03 | $ .25 |

# Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock was traded on the AMEX prior to September 8, 2008. Beginning on September 8, 2008, the Company's Class A Common Stock has been listed on NASDAQ. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange, or NASDAQ as appropriate, for the periods indicated.

| FISCAL 2009 | High | Low |
|---|---|---|
| First Quarter (commencing August 1, 2008 - November 1, 2008) | $ 11.35 | $ 8.10 |
| Second Quarter (commencing November 2, 2008 - January 31, 2009) | 13.50 | 7.61 |
| Third Quarter (commencing February 1, 2009 - May 2, 2009) | 14.65 | 11.30 |
| Fourth Quarter (commencing May 3, 2009 - July 31, 2009) | 15.20 | 11.85 |

| FISCAL 2008 | High | Low |
|---|---|---|
| First Quarter (commencing August 1, 2007 - October 27, 2007) | $ 12.90 | $ 11.20 |
| Second Quarter (commencing October 28, 2007 - January 26, 2008) | 12.25 | 10.20 |
| Third Quarter (commencing January 27, 2008 - April 26, 2008) | 12.39 | 10.60 |
| Fourth Quarter (commencing April 27, 2008 - July 31, 2008) | 11.85 | 10.35 |

As of September 30, 2009, the number of holders of record of the Company's Common Stock at that date was 429. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.



Giant turbines were installed for our client in Wyoming County, NY for the Bliss Wind Farm.

**ecology and environment, inc.**
International Specialists in the Environment

## BOARD OF DIRECTORS

Gerhard J. Neumaier
Chairman and Director
Frank B. Silvestro
Executive Vice President and Director
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director
Ronald L. Frank
Executive Vice President of Finance, Secretary, and Director
Gerard A. Gallagher, Jr., retired Company officer and Director
Harvey J. Gross, independent insurance broker, capital financing consultant and Director
Ross M. Cellino, attorney
Director
Timothy Butler, retired bank executive
Director

## CORPORATE OFFICERS

Gerhard J. Neumaier
Chairman
Kevin S. Neumaier, P.E.
President and Chief Executive Officer
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services
Ronald L. Frank
Executive Vice President of Finance, Secretary
Laurence M. Brickman, Ph.D.
Senior Vice President
Gerard A. Gallagher, III
Senior Vice President of Environmental Sustainability
Roger J. Gray
Senior Vice President
Fred J. McKosky, P.E.
Senior Vice President
Ronald J. Skare
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Kevin Donovan
Vice President
Timothy J. Grady, P.E.
Vice President
Craig Hathaway, C.P.A.
Vice President of Finance
Cheryl A. Karpowicz, AICP
Vice President
H. John Mye, P.E.
Vice President, Treasurer and Chief Financial Officer
Christopher L. Quina, P.G.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George A. Rusk, J.D.
Vice President
Carmine A. Tronolone
Vice President
George W. Welsh
Vice President
Colleen C. Mullaney-Westfall, J.D.
Assistant Secretary

## CORPORATE OFFICES

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

## STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

## EXCHANGE LISTING

NASDAQ® Global Market
Ticker Symbol: EEI

## INDEPENDENT AUDITOR

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

## LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

## FORM 10-K

E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:
Mr. H. John Mye, Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

## OTHER OFFICES

Albany
Anchorage
Austin
Baton Rouge
Boulder
Chicago
Colorado Springs
Dallas
Denver
Fort Collins
Grand Junction
Greenville
Houston
Kansas City
Long Beach
Miami
New York City
Oakland
Orlando
Pensacola
Portland
Providence
Salt Lake City
San Diego
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington
West Palm Beach

## SUBSIDIARIES

American Arab Aqua Culture Co. (Jordan)
Consortium of International Consultants, LLC
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung, GmbH (Germany)
Ecology & Environment Engineering, Inc.
Ecology & Environment of Saudi Arabia Co., Ltd. (Saudi Arabia)
Ecology and Environment de Chile, S.A. (Chile)
Ecology and Environment Mexico S.A. de C.V. (Mexico)
Ecology and Environment do Brasil, Ltda. (Brazil)
Ecology and Environment International Services, Inc.
Ecology and Environment South America, Inc. (Grand Cayman)
Gestion Ambiental Consultores (Chile)
Gustavson Associates, LLC
Servicios Ambientales Walsh S.A. (Ecuador)
Tianjin Green Engineering Company (China) (JV)
Walsh Environmental Scientists & Engineers, Inc.
Walsh Peru, S.A. (Peru)
YiYi Ecology and Environment Consulting (Wuxi) Co., Ltd.
Overstreet Orlando Mitigation Team, LLC
E & E Avila AGS Consulting Association (JV)
E & E Ward BMS Consulting Association (JV)